UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 333-107872

A.                  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gehl Savings Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

GEHL COMPANY
143 Water Street
West Bend, Wisconsin 53095

Gehl Savings Plan

Financial Statements and Supplemental Schedules
December 31, 2005 and 2004

Gehl Savings Plan
Index to Financial Statements
December 31, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits
at December 31, 2005 and 2004	2
Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 2005 and 2004	3
Notes to Financial Statements	4-8
Supplemental Schedules
Schedule I: Schedule of Assets (Held at End of Year)
as of December 31, 2005	9
Schedule H - Item 4a: Schedule of Delinquent Contributions	10

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the Gehl Savings Plan

We have audited the accompanying statements of net assets available for benefits of Gehl Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional supplemental schedules are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ Wipfli LLP
Milwaukee, Wisconsin
May 25, 2006

Gehl Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets
Investments	$25,538,252	$22,352,839
Receivables
Participants' contributions	14,278	10,688
Employer's contribution	4,917	3,328
Interest income	16,520	13,507
Due from broker	6,300	2,050

Total receivables	42,015	29,573

Liabilities

Due to broker	24,863	--

Net assets available for benefits
	$25,555,404	$22,382,412

The accompanying notes are an integral part of these financial statements.

Gehl Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions
Additions to assets attributed to
Investment income
Interest and dividends	$351,309	$324,630
Net appreciation in fair value investments	1,604,195	1,746,268

	1,955,504	2,070,898

Contributions
Participant	2,594,157	2,193,631
Employer	717,337	598,471

	3,311,494	2,792,102

Total additions	5,266,998	4,863,000

Deductions
Deductions from net assets attributed to
Benefits paid to participants	2,046,668	1,957,768
Administrative expenses	47,338	40,185

Total deductions	2,094,006	1,997,953

Net increase	3,172,992	2,865,047
Net assets available for benefits
Beginning of year	22,382,412	19,517,365

End of year	$25,555,404	$22,382,412

The accompanying notes are an integral part of these financial statements.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

1.	Summary of Significant Accounting Policies

Basis of presentation

The accounts of the Gehl Savings Plan (the “Plan”) are maintained on the accrual basis of accounting.

The financial statements are based on information provided to the Company and certified as complete and accurate by its Custodian, Marshall and Ilsley Trust Company N.A. Certain adjustments have been made to the financial statements provided by the Custodian in order for them to conform to the accrual basis of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation

Investments, except for the M&I Stable Principal Fund, are stated at fair value based on the quoted asset values on the last business day of the plan year. The M&I Stable Principal Fund investment is valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals.

Income recognition

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net increase in fair value of the investments, which consists of realized gains and losses, and the unrealized gains and losses on these investments.

Purchases and sales of securities are recorded on the trade-date basis.

Risks and uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Expenses of the Plan

Trustee fees and other administrative expenses of the Plan are paid by the Plan unless voluntarily paid by Gehl Company (the “Company” or “Employer”), the plan sponsor.

Benefits paid to participants

Benefits are recorded when paid.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Participation and administration

The Plan, a contributory defined contribution plan, was established in 1985 to supplement the retirement benefits of those employees participating in the Company’s Retirement Income Plan B. The Plan is available to all regular part-time and full-time employees of the Company who meet the eligibility requirements of the Plan. However, union employees are not eligible for any Employer contributions.

Administration of the Plan is performed by the Pension Committee of the Company. Marshall & Ilsley Trust Company serves as the Plan’s trustee.

Contributions

Company contributions to the Plan are equal to 50 percent of the nonunion participants’ basic contributions. The Company’s contribution plus the allocation of forfeitures shall not exceed six percent of defined annual compensation. Company contributions are allocated to the same investment options selected by the participant.

Each participant has an account established for his/her appropriate share of Company contributions, if applicable, and participant contributions to the Plan. A participant’s basic contribution is made on a pre-tax basis and may be changed at the participant’s discretion on a quarterly basis.

A participant whose basic contribution is six percent of defined annual compensation may make supplemental contributions of an additional one percent, or any whole multiple thereof, up to a combined total of 25 percent of defined annual compensation, subject to an annual limitation defined by the Internal Revenue Code. Supplemental contributions are also made on a pre-tax basis.

Effective August 1, 1998, the Plan was amended to allow qualifying rollover distributions, as defined.

Investment options

Each participant elects to invest his/her contribution in one or more of the investment funds offered under the Plan. One of the investment funds included is the Gehl Company Stock Fund. There are restrictions on transfers in or out of the Gehl Company Stock Fund. Only new contributions, not a reallocation of an existing investment, can be invested in the Gehl Company Stock Fund and all transfers out must be for the full amount the participant has invested in the Fund at the time of transfer. Such elections may be changed on a daily basis.

Vesting

Participants are fully vested in their contributions, rollover deposits and earnings thereon at all times.

Participants become vested in Company contributions over 5 years at the rate of 20 percent for each completed year of vesting service. A participant becomes fully vested in the event the Plan is terminated.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

Withdrawals during employment

Withdrawals during employment are limited to the amount required to meet the need created by a financial hardship of the participant or for participants reaching the age of 59½. These participants are eligible to withdraw all or a portion of employee contributions, and the accumulated earnings thereon prior to December 31, 1988, upon written request to and approval by the Company. In addition, participants who have reached the age of 59½ are allowed only two withdrawals during any twelve month period.

Distributions upon termination of employment

Participants are entitled to receive, in a lump sum or in substantially equal installments over a period ranging from 5-10 years at the participants discretion, the entire value of their vested account balance upon normal retirement at age 65, upon early retirement under a Company-sponsored, qualified defined benefit plan or upon disability or death. Participants who terminate for any other reason are entitled to receive the vested portion of their account in a lump sum cash distribution.

Forfeitures

The Plan provides that, upon termination of employment, a participant’s nonvested funds are provisionally forfeited, and allocated with the Company’s matching contribution as soon as practicable following each calendar month. After a six-year break in service, the forfeiture is final. However, if a participant resumes employment with the Company prior to expiration of the six-year break in service, any conditionally forfeited amount shall be reinstated from current forfeitures, if available, or a special Company contribution.

Participant Loans

Under the provisions of the Plan, participant loans are not allowed.

Termination of the Plan

The Company anticipates and believes that the Plan will continue without interruption but reserves the right, by action of the Board of Directors, to terminate the Plan, in whole or in part. In the event of such termination, the accounts of all affected participants thereby become fully vested and will be distributed in accordance with the provisions of the Plan.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

3.	Investments

The following presents investments that represent five percent or more of the Plan’s net assets.

	2005	2004
Aim Value Fund 442,702 shares	*	$4,373,900
Aim Balanced Fund 81,063 shares	*	2,050,901
Aim Basic Balanced Fund Class A 191,571 shares	$2,346,744	*
Vanguard Index Fund, 44,055 and 47,322 shares,
respectively	5,022,725	5,283,049
Marshall MidCap Growth Fund 126,042 and 118,720 shares,
respectively	1,775,938	1,608,659
M&I Stable Principal Fund 3,232,938 and 2,994,845 shares,
respectively	3,232,938	2,994,845
Marshall Intermediate Bond Fund 138,473 and 123,049
shares, respectively	1,282,262	1,162,818
Fidelity Equity Income Fund 49,740 and 42,948 shares,
respectively	1,409,618	1,216,726
Legg Mason Value Fund 71,309 shares	4,898,948	*
Templeton Funds 123,101 shares	1,560,917	*
Wells Fargo Advantage Small Cap Value Fund 46,126 shares	1,391,611	*
*Investment less than 5% as of December 31

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Gehl Stock Fund	$557,859	$390,818
Mutual Funds	1,046,336	1,355,450

	$1,604,195	$1,746,268

4.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Party-in-Interest Transactions

Transactions involving the Gehl Stock Fund and the funds administered by Marshall & Ilsley Trust Company, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Gehl Savings Plan
Notes to Financial Statements
December 31, 2005 and 2004

6.	Subsequent Events

During March 2006, the Company decided to discontinue the manufacturing and distribution of agricultural implement products. The agricultural implement business included one manufacturing facility. The reduction in headcount is expected to total 140 employees, which includes 39 Plan participants.

Gehl Savings Plan
Schedule of Assets (Held at End of Year)
EIN # 39-0300430        Plan # 004

As of December 31, 2005	Schedule I

	Equity Instruments	Current Value
*	Gehl Company Stock Fund: 44,714 shares	$1,173,743
	Aim Basic Balanced Fund: 191,571 shares	2,346,744
	Vanguard Index Fund: 44,055 shares	5,022,725
*	Marshall MidCap Growth Fund: 126,042 shares	1,775,938
*	Marshall MidCap Value Fund: 76,116 shares	1,111,290
*	Marshall Prime Money Market Fund: 10,155 shares	10,155
	Legg Mason Value Trust Fund: 71,309 shares	4,898,948
	American Growth Fund of America: 10,531 shares	321,191
	Templeton Foreign Fund: 123,101 shares	1,560,917
	Fidelity Equity Income Fund: 49,740	1,409,618
	Wells Fargo Advantage Small Cap Value Fund: 46,126 shares	1,391,611

		21,022,880

	Fixed Income Instruments
*	Marshall Intermediate Bond Fund: 138,473 shares	1,282,262
*	M&I Stable Principle Fund: 3,232,938 shares	3,232,938

		4,515,200

	Cash
		172

		$25,538,252

*	Denotes party-in-interest.

See Report of Independent Registered Public Accounting Firm

Gehl Savings Plan
Schedule of Delinquent Contributions
EIN # 39-0300430        Plan # 004

As of December 31, 2005	Schedule H - Item 4a

Total Delinquent Contributions	$18,081

During 2005, the Sponsor failed to timely remit participant contributions. During 2005, the Sponsor made the required contributions and filings under the voluntary corrections program.

See Report of Independent Registered Public Accounting Firm

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the Gehl Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of Milwaukee and the State of Wisconsin, this 26th day of June, 2005.

GEHL SAVINGS PLAN
By: Marshall & Ilsley Trust Company, Trustee
/s/ William P. Grow
Typed Name: William P. Grow
Title: Vice President

EXHIBIT INDEX
GEHL SAVINGS PLAN
FORM 11-K

Exhibit No.	Exhibit

(23)	Consent of Wipfli LLP